UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August, 2020
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 13, 2020	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Reports 2020 Second Quarter Results

•Quarterly revenue decreased to $267.8 million
•Quarterly IPG Net Earnings increased to $14.8 million
•Quarterly IPG Adjusted Net Earnings(1) decreased to $13.2 million
•Quarterly adjusted EBITDA(1) decreased to $40.4 million
•Quarterly cash flows from operating activities increased to $40.5 million
•Quarterly free cash flows(1) increased to $35.3 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA - August 13, 2020 - Intertape Polymer Group Inc. (TSX:ITP) ("IPG" or the "Company") today released results for its second quarter ended June 30, 2020. All amounts in this press release are denominated in US dollars ("USD") unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, refer to the Company's management's discussion and analysis ("MD&A") and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and six months ended June 30, 2020.

“Demand held up stronger than anticipated in our industrial and retail end markets towards the back half of the second quarter. This result, together with the continued strong momentum in the e-commerce market, enabled the business to deliver revenue 10% above and adjusted EBITDA 28% above the respective midpoints of the forecast we provided on the first quarter call, which represents a decrease of only 9% in each metric compared to the same period last year,” said Greg Yull, President and CEO of IPG. “The operational measures we implemented in the face of uncertain demand, which included capacity optimization, inventory management and cost controls, supported improved bottom line results. The resiliency of the business is best demonstrated by the free cash flow generation of approximately $35 million or over 70% more than the same quarter last year. This improvement is a result of both the investments made in our world-class, low-cost manufacturing base in prior years and the operational measures taken in regard to COVID-19. The strength of our balance sheet and our substantial liquidity provide us with the flexibility to be either defensive or offensive depending on the timing of the recovery. Our number one priority for free cash in the near term remains debt repayment. The performance of the business during this pandemic is a clear result of our dedicated employees, the strength of our assets and the valuable relationships we have built with customers and suppliers.”

Second Quarter 2020 Highlights (as compared to second quarter 2019):

•Revenue decreased 9.4% to $267.8 million primarily due to a decrease in volume/mix and lower selling prices. The decrease in volume/mix was primarily due to the net impact of COVID-19 on demand.
•Gross margin decreased to 21.1% from 21.9% primarily due to the unfavorable impact of unabsorbed overhead costs related to production slowdowns in the second quarter of 2020 to manage inventory levels at facilities that experienced COVID-19 related declines in demand, partially offset by a net decrease in all other plant-related operating costs driven by cost savings initiatives.
•Net earnings attributable to the Company shareholders ("IPG Net Earnings") increased $8.3 million to $14.8 million ($0.25 basic and diluted earnings per share) primarily due to (i) a gain resulting from a fair value adjustment to the Company's contingent consideration related to the Nortech Acquisition(2), (ii) a decrease in selling, general and administrative expenses ("SG&A") mainly driven by decreases in travel expenses and variable compensation both related to the impacts of COVID-19, and (iii) a decrease in income tax expense mainly driven by the non-recurrence of the Proposed Tax Assessment(3) recorded in the second quarter of 2019. These favourable impacts were partially offset by a decrease in gross profit.
•Adjusted net earnings decreased $1.4 million to $13.2 million ($0.22 basic and diluted adjusted earnings per share)(1) primarily due to a decrease in gross profit, partially offset by decreases in (i) SG&A, (ii) income tax expense mainly driven by a favourable mix of earnings between jurisdictions, and (iii) interest expense resulting from a lower average cost of debt.
•Adjusted EBITDA decreased 8.5% to $40.4 million primarily due to a decrease in gross profit, partially offset by a decrease in SG&A.
•Cash flows from operating activities increased $8.6 million to $40.5 million primarily due to an increase in cash flows from working capital items, partially offset by a decrease in operating profit.
•Free cash flows increased by $14.8 million to $35.3 million primarily due to an increase in cash flows from operating activities and a decrease in capital expenditures.

(1)Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.
(2)"Nortech Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020.
(3)"Proposed Tax Assessment" refers to a proposed state income tax assessment and the related interest expense recognized in the second quarter of 2019 totalling $2.3 million resulting from the denial of the utilization of certain net operating losses generated in tax years 2000-2006.

Other Highlights:
Dividend Declaration

On August 12, 2020, the Company declared a quarterly cash dividend of $0.1475 per common share, unchanged from the prior period, payable on September 30, 2020 to shareholders of record at the close of business on September 15, 2020. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

2019 Annual Sustainability Report

In July 2020, the Company published its annual 2019 sustainability report, titled "We Package, We Protect & We Sustain", which provides an overview of the Company's sustainability progress in 2019 and highlights sustainability opportunities in the years ahead. Since the issuance of this report, the Company achieved Cradle to Cradle Certified™ Silver level for Exlfilmplus® Shrink Film. The Cradle to Cradle Certified™ Product Standard is a globally recognized measure of safer, more sustainable products.

Read the full report at https://www.itape.com/sustainability

Nortech Integration Update

The COVID-19 pandemic has created what management believes to be short-term changes in market conditions surrounding Nortech's legacy business including: delays in customer approvals on new machines and installations, and changes in customer capital expenditure behavior resulting in significantly fewer orders from successful lead generation. In addition, new product opportunities currently in the early design stages are expected to experience some delay. As a result of these impacts, management:
•no longer believes that any amount of payment toward the contingent consideration obligation is probable which resulted in an $11.0 million gain from the reduction in the fair value of the contingent liability in the second quarter of 2020; and
•performed impairment testing for the Nortech asset group which did not indicate impairment or result in any impairment charge being recognized as of June 30, 2020, largely due to what management expects to be, the short-term nature of the COVID-19 pandemic's impact on the macroeconomic environment relative to the expected future cash flows and growth expected to be generated by Nortech over the long-term once market conditions have improved.

COVID-19
The Company has implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers and shareholders. The following represent highlights of its efforts to this point:
•Management has put measures in place to enable employees to work safely according to United States Centers for Disease Control and Prevention and other applicable social distancing guidelines, wearing protective face coverings provided by the Company where required, and strongly encouraging employees to wear them in jurisdictions where they are not already required, and completing health interviews prior to entry on a regular basis. Cleaning and sanitization of the equipment and facilities has been increased significantly in the context of COVID-19 and the

Company is supporting remote work arrangements for approximately 20% of its workforce in North America. The remote work arrangements have not had any significant effect on the Company's ability to conduct its day-to-day operations.
•The Company's facilities are open and operating having qualified as essential under the applicable government orders and guidelines. Alternative capacity exists across all major product lines that would enable the continuation of operations if certain facilities were required to close, however, in most cases this alternative capacity would produce less than current run rates. Management has and will continue to adjust production plans to align with demand and slow down as deemed necessary in order to manage working capital and associated cost levels. Management has successfully mitigated minor supply chain challenges experienced to date and continues to work closely with suppliers as supply chain risk mitigation plans are refined.
•The Company's cash and expense management initiatives to date include a company-wide salaried position hiring freeze, applicable to positions vacated as a result of both normal attrition and terminations, the postponement of annual pay increases for salaried staff, the delay of non-essential capital projects and suspension of business travel and other discretionary spending. In the second quarter of 2020, certain positions were eliminated as part of an employee restructuring initiative. This restructuring initiative resulted in cash charges for termination benefits of $2.7 million and is expected to yield estimated annual savings of $4.7 million in wages, salaries, and other short-term benefits with the effect of additional adjusted EBITDA of approximately $1.8 million in 2020. Minimal additional charges are expected to be incurred in the third quarter of 2020 as this initiative is completed. Further cost saving measures may be taken should the impact of the virus be worse than currently anticipated.
•Cash and loan availability was $340.5 million at the conclusion of the second quarter. Typically, due to the normal seasonality of the business, cash flows from operating activities and free cash flows are at their lowest in the first quarter, in a negative position, before progressively increasing each quarter throughout the year. In the second quarter of 2020, the Company generated cash flows from operating activities of $40.5 million and free cash flows of $35.3 million primarily through effective management of working capital, including inventory management and cost savings initiatives, and planned reductions in capital expenditures as a precautionary measure. Loan covenants were well within their limits with the consolidated secured net leverage ratio at 1.76, compared to the covenant maximum of 3.70, and the consolidated interest coverage ratio at 5.75, compared to the covenant minimum of 2.75 as of June 30, 2020. Loan availability was $326.1 million as of June 30, 2020 which does not include the incremental accordion feature of $200.0 million available on the Company's credit facility (subject to the credit agreement's terms and lender approval). Additionally, the 2018 Credit Facility has over three years remaining until maturity and the Senior Unsecured Notes have over six years remaining until maturity. See the "Liquidity and Borrowings" section in the Company's MD&A for more information.

Outlook

“The shelter-in-place practices implemented across North America, together with the de-stocking practices at distributors, impacted our end market demand across the portfolio by up to 20% at times during the second quarter. As these practices have subsided, across different regions at different times, we have seen a notable improvement in our order book. Given the rapid change in demand and the pace of the demand recovery we experienced in just the second quarter alone, it remains very challenging to be definitive with an outlook. As a result we will not be providing specific outlook metrics at this time. However, the strength in e-commerce demand, which some reports estimate has pulled forward two or more years of growth into the e-commerce channel, and the sustainability of this increased demand should be key drivers for organic growth in our carton sealing and protective packaging applications. The pandemic may result in a permanent shift in the composition of our end markets in the event e-commerce growth is sustained at current levels. The investments we have made in water-activated tape capacity, protective packaging and packaging automation solutions, including sustainable alternatives within each category, put us in a strong position to compete as a leader in packaging and protective solutions,” continued Mr. Yull.
The Company's expectations for fiscal year 2020 capital expenditures remains the same as previously disclosed, at between $30 and $40 million, which management proactively reduced as a precautionary measure given market uncertainty caused by COVID-19.
The Company has lowered the expected effective tax rate for 2020 to 20% to 25% from the prior expectation of 25% to 30% as a result of a favourable mix of earnings between jurisdictions. This range excludes the potential impact of further changes in the mix of earnings between jurisdictions. Cash taxes paid in 2020 are still expected to approximate income tax expense which reflects the decreased availability of tax attributes in the form of tax credits and loss carryforwards.

Conference Call

A conference call to discuss the Company's 2020 second quarter results will be held Thursday, August 13, 2020, at 10 A.M. Eastern Time.

Participants may join by telephone or computer as follows:

Telephone: Please dial 877-291-4570 (USA & Canada) and 647-788-4919 (International). PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE ACCOMPANYING PRESENTATION:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 5678920. The recording will be available from August 13, 2020 at 1:00 P.M. until September 12, 2020 at 11:59 P.M. Eastern Time.

Computer: PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS THE WEBCAST:

https://onlinexperiences.com/Launch/QReg/ShowUUID=C6267415-2F7C-4F0B-9144-B72043E11FF9

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,500 employees with operations in 31 locations, including 22 manufacturing facilities in North America, four in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the COVID-19 pandemic (including the Company’s priorities as we move through the pandemic, the uncertainty for the duration of the pandemic and of the downturn resulting from the pandemic, the exposure of the Company’s business to the pandemic, the Company's alternative capacity and production plan adjustments, the Company's cash and expense management initiatives, potential further cost saving measures); the Company's flexibility, based on the strength of its balance sheet and its substantial liquidity, to be either defensive or offensive depending on the timing of the recovery; the Company's priorities for its free cash; dividends; the Nortech integration (including the impacts of the COVID-19 pandemic, management's expectations regarding the contingent consideration obligation, whether the acquisition will be accretive to net earnings in 2020, the deal and integration costs, and the expected future cash flows and growth of Nortech); the future strength in e-commerce demand; organic growth in the Company's carton sealing and protective packaging applications; the potential and permanent shift in the composition of the Company's end markets; and the Company's positioning to compete as a leader in packaging and protective solutions, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy, including as a result of the impact of COVID-19; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies (including its production plan adjustments and cash and expense management initiatives); risks and costs inherent in litigation; legal and regulatory developments, including as related to COVID-19; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's 2018 Credit Facility; the Company's flexibility to allocate capital as a result of the Senior Unsecured Notes offering; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2019 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and MD&A are available on the Company's website at www.itape.com in the Investor Relations section or under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended June 30,
(In thousands of USD, except per share amounts)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
Revenue	267,770	295,609	546,642	573,432
Cost of sales	211,279	230,915	431,240	450,942
Gross profit	56,491	64,694	115,402	122,490
Selling, general and administrative expenses	33,599	36,433	64,448	69,116
Research expenses	2,545	3,023	5,878	6,192
	36,144	39,456	70,326	75,308
Operating profit before manufacturing facility closures, restructuring and other related charges	20,347	25,238	45,076	47,182
Manufacturing facility closures, restructuring and other related charges	3,211	3,875	3,862	4,179
Operating profit	17,136	21,363	41,214	43,003
Finance (income) costs
Interest	7,513	8,565	15,311	16,258
Other finance (income) expense, net	(9,590)	798	(10,722)	143
	(2,077)	9,363	4,589	16,401
Earnings before income tax expense	19,213	12,000	36,625	26,602
Income tax expense (benefit)
Current	3,996	5,977	6,351	7,152
Deferred	296	(439)	1,177	2,457
	4,292	5,538	7,528	9,609
Net earnings	14,921	6,462	29,097	16,993
Net earnings (loss) attributable to:
Company shareholders	14,819	6,566	29,057	17,056
Non-controlling interests	102	(104)	40	(63)
	14,921	6,462	29,097	16,993
Earnings per share attributable to Company shareholders
Basic	0.25	0.11	0.49	0.29
Diluted	0.25	0.11	0.49	0.29

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended June 30,
(In thousands of USD)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	14,921	6,462	29,097	16,993
Adjustments to net earnings
Depreciation and amortization	15,156	14,872	30,157	29,541
Income tax expense	4,292	5,538	7,528	9,609
Interest expense	7,513	8,565	15,311	16,258
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	98	2,257	586	2,009
Share-based compensation expense (benefit)	3,720	3,022	(232)	1,586
Loss (gain) on foreign exchange	760	558	(908)	(642)
Pension and other post-retirement expense related to defined benefit plans	438	525	979	1,041
Contingent consideration liability fair value adjustments	(11,005)	—	(11,005)	—
Other adjustments for non-cash items	68	178	1,631	588
Income taxes paid, net	(3,285)	(3,486)	(7,518)	(3,973)
Contributions to defined benefit plans	(377)	(447)	(736)	(747)
Cash flows from operating activities before changes in working capital items	32,299	38,044	64,890	72,263
Changes in working capital items
Trade receivables	2,867	(9,866)	(2,294)	(14,490)
Inventories	2,529	4,379	(8,421)	(10,479)
Other current assets	(2,123)	1,742	(1,567)	3,672
Accounts payable and accrued liabilities and share-based compensation liabilities, current	2,168	(2,382)	(30,602)	(37,090)
Provisions	2,772	(36)	2,418	(494)
	8,213	(6,163)	(40,466)	(58,881)
Cash flows from operating activities	40,512	31,881	24,424	13,382
INVESTING ACTIVITIES
Acquisition of subsidiary, net of cash acquired	—	—	(36,656)	—
Purchases of property, plant and equipment	(5,244)	(11,394)	(12,701)	(29,244)
Other investing activities	(115)	743	40	147
Cash flows from investing activities	(5,359)	(10,651)	(49,317)	(29,097)
FINANCING ACTIVITIES
Proceeds from borrowings	29,619	39,970	189,535	114,769
Repayment of borrowings	(49,948)	(40,910)	(123,711)	(74,325)
Interest paid	(11,981)	(13,282)	(14,972)	(17,259)
Proceeds from exercise of stock options	—	1,904	—	2,063
Dividends paid	(8,651)	(8,352)	(17,458)	(16,541)
Other financing activities	—	88	—	(154)
Cash flows from financing activities	(40,961)	(20,582)	33,394	8,553
Net (decrease) increase in cash	(5,808)	648	8,501	(7,162)
Effect of foreign exchange differences on cash	752	1,067	(1,165)	1,107
Cash, beginning of period	19,439	10,881	7,047	18,651
Cash, end of period	14,383	12,596	14,383	12,596

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of USD)

	June 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	14,383	7,047
Trade receivables	137,981	133,176
Inventories	195,993	184,937
Other current assets	24,668	22,287
	373,025	347,447
Property, plant and equipment	399,088	415,311
Goodwill	152,694	107,677
Intangible assets	108,774	115,049
Deferred tax assets	28,407	29,738
Other assets	11,108	10,518
Total assets	1,073,096	1,025,740
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	121,680	145,051
Share-based compensation liabilities, current	6,427	4,948
Provisions, current	4,307	1,766
Borrowings and lease liabilities, current	24,269	26,319
	156,683	178,084
Borrowings and lease liabilities, non-current	551,908	482,491
Pension, post-retirement and other long-term employee benefits	19,461	17,018
Share-based compensation liabilities, non-current	1,932	4,247
Non-controlling interest put options	12,876	13,634
Deferred tax liabilities	45,134	46,669
Provisions, non-current	2,903	3,069
Other liabilities	12,349	8,300
Total liabilities	803,246	753,512
EQUITY
Capital stock	354,559	354,559
Contributed surplus	18,166	16,782
Deficit	(78,016)	(87,899)
Accumulated other comprehensive loss	(36,109)	(22,702)
Total equity attributable to Company shareholders	258,600	260,740
Non-controlling interests	11,250	11,488
Total equity	269,850	272,228
Total liabilities and equity	1,073,096	1,025,740

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	$	$	$	$
IPG Net Earnings	14.8	6.6	29.1	17.1
Manufacturing facility closures, restructuring and other related charges	3.2	3.9	3.9	4.2
M&A Costs	1.0	0.9	2.6	4.0
Share-based compensation expense (benefit)	3.7	3.0	(0.2)	1.6
Impairment of long-lived assets and other assets	0.1	0.1	0.1	0.1
Loss (gain) on disposal of property, plant and equipment	0.1	(0.0)	0.2	0.1
Other item: special income tax events(1)	—	2.3	—	2.3
Other item: change in fair value of contingent consideration liability(2)	(11.0)	—	(11.0)	—
Income tax effect of these items	1.3	(2.2)	1.5	(2.5)
Adjusted net earnings	13.2	14.6	26.1	26.8

IPG Net Earnings per share
Basic	0.25	0.11	0.49	0.29
Diluted	0.25	0.11	0.49	0.29

Adjusted earnings per share
Basic	0.22	0.25	0.44	0.46
Diluted	0.22	0.25	0.44	0.46

Weighted average number of common shares outstanding
Basic	59,009,685	58,760,473	59,009,685	58,706,718
Diluted	59,467,336	58,955,643	59,270,918	58,902,830
(1) Refers to the Proposed Tax Assessment recorded in the second quarter of 2019.
(2) Refers to the potential earn-out consideration obligation associated with the Nortech Acquisition.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the

Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	$	$	$	$
Net earnings	14.9	6.5	29.1	17.0
Interest and other finance (income) costs	(2.1)	9.4	4.6	16.4
Income tax expense	4.3	5.5	7.5	9.6
Depreciation and amortization	15.2	14.9	30.2	29.5
EBITDA	32.3	36.2	71.4	72.5
Manufacturing facility closures, restructuring and other related charges	3.2	3.9	3.9	4.2
M&A Costs	1.0	0.9	2.6	4.0
Share-based compensation expense (benefit)	3.7	3.0	(0.2)	1.6
Impairment of long-lived assets and other assets	0.1	0.1	0.1	0.1
Loss (gain) on disposal of property, plant and equipment	0.1	(0.0)	0.2	0.1
Adjusted EBITDA	40.4	44.2	77.9	82.5

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's financial statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences normal business seasonality that typically results in cash flows from operating activities and free cash flows that are negative in the first quarter and progressively increase each quarter throughout the year with the majority being generated in the fourth quarter in line with required working capital investments.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended		Six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	$	$	$	$
Cash flows from operating activities	40.5	31.9	24.4	13.4
Less purchases of property, plant and equipment	(5.2)	(11.4)	(12.7)	(29.2)
Free cash flows	35.3	20.5	11.7	(15.9)